Exhibit (a)(1)(iii)

Date: January 19, 2010
To: DISH Employees with DISH Stock Options
From: Stephen Wood, EVP
Re: Launch of Offer to Exchange
IMPORTANT — PLEASE READ IMMEDIATELY.
We are pleased to announce the launch of this Offer to Exchange. This Offer to Exchange commences now and closes at 6:00 p.m. (Mountain Time), on February 17, 2010, unless extended in accordance with the Offer to Exchange. As you may be eligible to participate, please read the attached “Offer to Exchange” and “Schedule TO” (collectively, the “Offering Materials”), as they contain the rules, procedures and other information related to this Offer to Exchange. The Offering Materials also contain a list of “Questions & Answers” that you may find helpful.
On November 6, 2009, the Board of Directors of DISH Network Corporation (“DISH”) declared a dividend of $2.00 per share on its outstanding Class A and Class B common stock. The dividend was paid in cash on December 2, 2009 to shareholders of record on November 20, 2009. In light of such dividend, the Executive Compensation Committee of the Board of Directors, which administers our stock incentive plans, determined to adjust the exercise price of certain stock options issued under such plans held by eligible employees.
As discussed in the Offering Materials, only stock options that are “incentive stock options” require consent to effect the adjustment and therefore only those options will be eligible to participate in the Offer to Exchange. All other terms and conditions set forth in the applicable stock option agreement(s) for eligible incentive stock options, including without limitation, the vesting schedule and term will remain the same regardless of whether an eligible employee consents to an adjustment. The only change to affected stock option agreement(s) that will occur if an eligible employee consents to an adjustment will be the adjustment to the exercise price. All eligible non-qualified stock options will be adjusted by DISH without any action needed to be taken by the eligible employee.
Because an adjustment to the exercise price will cause our stock options that would be otherwise treated as incentive stock options for U.S. Federal income tax purposes to lose the benefit of the favorable tax treatment afforded to incentive stock options, we are seeking the consent of eligible employees who hold eligible incentive stock options to adjust their exercise price. This Offer to Exchange only applies to incentive stock options because an adjustment of their exercise price will modify the tax treatment of such options, which requires the consent of the employee under their corresponding incentive stock option grant agreement(s). No such consent is required with respect to eligible non-qualified stock options because an adjustment of the exercise price will not affect the manner in which such options are treated for tax purposes.
By this Offer to Exchange, DISH is offering eligible employees that hold eligible incentive stock options through the expiration of the Offer to Exchange the opportunity to consent to an adjustment of the exercise price of their outstanding eligible incentive stock options that were granted on or before November 17, 2009, such that the exercise price of eligible incentive stock options will be adjusted by decreasing the exercise price by $2.00 per share; provided, that the exercise price of eligible incentive stock options will not be reduced below $1.00. Consent to the adjustment will result in your eligible incentive stock options losing the benefit of the favorable tax treatment afforded to incentive stock options and such stock options will be treated as non-qualified stock options following the adjustment. While the exercise price of eligible non-qualified stock options and eligible incentive stock options for which eligible employees have made valid adjustment elections will be adjusted promptly, Fidelity, our stock option administrator may require time to record these adjustments in the accounts of eligible employees. During the period in which accounts are being adjusted, we intend to suspend transactions involving both incentive stock options and non-qualified stock options. Therefore, during this period you will not be able to engage in certain transactions, including without limitation any exercise of your eligible incentive stock options.
Following receipt of this email, you will also receive via email (from OptionExchange@dishnetwork.com) an Election Form accompanied by instructions on how to properly complete, execute and deliver to us your Election Form.
After reading the Offering Materials, the Election Form and accompanying instructions, if you have questions, you may send an e-mail to Stock.Options@dishnetwork.com, which is the preferred method, or call the Offer to Exchange information line at 1-877-270-6042. There is no need to reply to this email message.